SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement on resignation and appointment of supervisors of China Petroleum & Chemical Corporation (the “Registrant”),  made by the Registrant on December 17, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

RESIGNATION AND APPOINTMENT OF SUPERVISORS

The Board announces that Mr. Chang Zhenyong and Mr. Cui Guoqi have tendered their resignation as employee representative Supervisors with effect from 26 November 2010 and 10 December 2010, respectively, and Mr. Jiang Zhenying and Mr. Yu Renming have been elected as employee representative Supervisors by employees of Sinopec Corp. through democratic election.

RESIGNATION OF EMPLOYEE REPRESENTATIVE SUPERVISORS

The Board announces that, due to adjustment of work, each of Mr. Chang Zhenyong and Mr. Cui Guoqi has tendered his respective resignation as an employee representative supervisor of Sinopec Corp. with effect from 26 November 2010 and 10 December 2010, respectively.

Each of Mr. Chang Zhenyong and Mr. Cui Guoqi has confirmed that he has no disagreement with the Board and the supervisory committee and there are no other matters relating to his resignation as an employee representative supervisor that need to be brought to the attention of the shareholders of Sinopec Corp.

The Board hereby expresses its gratitude to Mr. Chang and Mr. Cui for their significant contribution and valuable opinions to Sinopec Corp. during their term of office.

APPOINTMENT OF EMPLOYEE REPRESENTATIVE SUPERVISORS

Mr. Jiang Zhenying and Mr. Yu Renming have been elected as employee representative supervisors by employees through democratic election.

Mr. Jiang Zhenying,

Jiang Zhenying, age 46, is a senior economist of professor level and a PhD. Mr. Jiang was appointed as the Deputy Manager of the China Petrochemical Supplies & Equipment Co., Ltd in December 1998. He then served as the Deputy Director of the Procurement Management Department of Sinopec since February 2000. Mr. Jiang then served as the Director of Procurement Management Department of Sinopec since December 2001 and later concurrently held the positions of Chairman, General Manger and Secretary of the Party Committee of China Petrochemical International Co., Ltd. since November 2005. In March 2006, Mr. Jiang was appointed as the Director (General Manager), Executive Director and Secretary of the Party Committee of Supplies and Equipment Department of Sinopec (China Petrochemical International Co., Ltd.). Mr. Jiang has been the Vice Party Secretary of Procurement Management Department of Sinopec (China Petrochemical International Co., Ltd.) since April 2010.

Mr. Jiang has not held any directorship in other listed companies in the past three years.

As at the date of the announcement, Mr. Jiang has no relationship with any Directors, senior management or substantial or controlling shareholder(s) of Sinopec Corp.

As at the date of the announcement, Mr. Jiang does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, the Board is not aware of any other matters in relation to Mr. Jiang’s appointment as an employee representative supervisor that need to be brought to the attention of the shareholders of Sinopec Corp. nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

Mr. Yu Renming

Yu Renming, age 47, is a senior economist of professor level with college level education. Mr. Yu served as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd. from June 2000 to June 2003. Mr. Yu then served as Director and Vice General Manger of Sinopec Zhenhai Refining & Chemical Co., Ltd. from June 2003 to September 2006. He later served as the Deputy Manager of Sinopec Zhenhai Refining & Chemical Company since September 2006, and the Manager and Vice Party Secretary of Sinopec Zhenhai Refining & Chemical Company since September 2007. He has been the Director of the Production Management Department of Sinopec since January 2008.

Mr. Yu has not held any directorship in other listed companies in the past three years.

As at the date of the announcement, Mr. Yu has no relationship with any Directors, senior management or substantial or controlling shareholder(s) of Sinopec Corp.

As at the date of the announcement, Mr. Yu does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, the Board is not aware of any other matters in relation to Mr. Yu’s appointment as an employee representative supervisor that need to be brought to the attention of the shareholders of Sinopec Corp. nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

The above employee representative supervisors, who have been elected by the employees of Sinopec Corp. by way of democratic election, have entered into relevant service contracts with Sinopec Corp., with the terms commencing from 16 December 2010 up to the convening of the 2011 annual general meeting to be held in 2012. Pursuant to the provisions in the relevant service contracts, the remuneration under the service contract will be set in accordance with relevant laws and regulations and "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 17 December 2010

As of the date of this notice, directors of the company are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dar Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: December 17, 2010